UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):      April 18, 2022

Armm Inc.

(Exact name of registrant as specified in its charter)

Nevada	36-4959521
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

5 Cowboys Way, Suite 300

Frisco, Texas 75034

(Address of principal executive offices)

Registrant’s telephone number, including area code 972 464 1904

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events.

On April 18, 2022, the Board of Directors of Armm, Inc. (the “Company”) appointed Karla Rivera as a director of the Company, increasing the number of members of the board of directors to 3. Ms. Rivera Karla is the CEO and co-founder of American Tactical Defense (ATD) and has been working for Cisco Systems Inc., for 8 years. Her current role is developing the vision, strategy, operations, and transformation of ATD and Cisco Systems $2B software, product, and services revenue for Americas Service Provider organization. She holds a Bachelor's in Journalism/Public Relations & Marketing from Oklahoma State University; a Master's in Strategic Business Management from Indiana Wesleyan University and is currently in her third year at Liberty University where she is pursuing her Doctorate of Business Administration in Strategic Leadership. Karla is a board member of several non-profit boards and an advocate for the underserved and a strong voice for the underrepresented. She is a thought leader and visionary in the technology industry for strategy and transformation, DE&I practices, speaker, and building diverse high-performing teams. Karla is the chairwoman for Cisco’s largest ERG, Americas Women of Cisco. Core beliefs in Integrity, Generosity, and Authenticity. She believes in education and intentional action to advance change.

Litigation

During the past ten years, Ms. Rivera has not been the subject of the following events:

1.           A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.           Convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.           The subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i)           Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator,  floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity:

ii)          Engaging in any type of business practice; or

iii)      Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.           The subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph 3.i in the preceding paragraph or to be associated with persons engaged in any such activity;

5.           Was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.           Was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.           Was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended, or vacated, relating to an alleged violation of:

i)           Any Federal or State securities or commodities law or regulation; or

ii)       Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or

iii)         Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.           Was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Material Plans, Contracts or Other Arrangements

There are currently no material plans, contracts, or other arrangements with Ms. Rivera.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Armm, Inc.

By:	/s/ Mark Lawson
Mark Lawson
Principal Executive Officer